PRESS RELEASE
Cristóbal Lira steps up as new CEO at D&S

The executive will lead the new development stage in the Company.

Santiago, December 30, 2002. — Cristóbal Lira stepped up today as new Chief Executive Officer at D&S, the largest supermarket chain of the country operating the Lider, Ekono and Almac formats.

The executive (45, married, 7 children), who has been with the Company for over 20 years and held the position of Commercial Manager until today, will replace Nicolás Ibáñez, who will remain linked to the Company as controlling shareholder and will become member of the Board in the near future.

Ibáñez came to this decision after leading the Company through a successful foundational stage that brought the Company to a leadership position at the head of the Chilean supermarket industry; and the sound consolidation of D&S’ management made it possible for him to take such step.

After more than 10 years under the management of Nicolás Ibáñez as CEO, D&S has become one of the most prominent business holdings in the country. D&S currently operates 62 stores spreading from Arica to Puerto Montt and its stock is traded both in local stock exchanges as in Wall Street and Latibex in Madrid.

The newly appointed CEO declared that “there is a clearly defined program aiming to take D&S to a new dimension”. As stated by Nicolás Ibáñez, “we are just starting”. Lira added that “D&S’ share in family spending is still rather small, hence the countless opportunities to grow and improve efficiency standards for operation within the Company.”

Finally, Lira explained that this decision is the result of a carefully planned strategy designed over the last years with the purpose of taking the Company to conquer new frontiers in terms of growth and profitability.